Exhibit 99.1

Itaú Unibanco records R$6.4 billion profits in the first quarter of 2021, driven by the growth in several business and the positive impact of loan portfolio

Earnings are up 63.6% on a year-on-year basis

São Paulo, May 3, 2021 - In the first quarter of 2021, Itaú Unibanco's recurring managerial result totaled R$6.4 billion, up 63.6% year-on-year with recurring managerial return on equity of 18.5%. Growth was driven by efficient cost management, the *Travessia* (Crossing) program, which supported clients in the worst times of the crisis and led to lower delinquency levels, and the good performance of business lines such as mortgage and auto loans. This illustrates how quality services, in line with clients' needs, lead to positive results.

In R$ million (except where otherwise indicated)	1Q21	1Q20	%	4Q20	%
Recurring Managerial Result	6,398	3,912	63.6	5,388	18.7
Recurring Managerial Return on Equity - Annualized	18.5%	12.8%	570 bps	16.1%	240 bps
Total Adjusted Loan Portfolio[1]	906,354	788,320	15.0	869,532	4.2
NPL 90 days – Total	2.3%	3.1%	-80 bps	2.3%	0 bps

"In this first quarter, we made headway in our cultural transformation process, so as to become increasingly ready to face today's challenges. We were able to speed up our digital transformation agenda and several other work fronts that are vital to significantly improve our clients' experience. Together with our clients we want to build the Itaú Unibanco of the future. And it is based on this partnership that we will grow from now on".

Milton Maluhy
Itaú Unibanco's CEO

The migration of customers to the bank's digital platforms keeps growing significantly. In the first three months of 2021, 3.7 million new clients were acquired through digital channels. This is a new trend that keeps speeding up – only in April, Itaú digitally acquired 1.5 million new clients.

Through iti, which became a full online bank operation from its original digital wallet format, over 3 million clients were achieved in 2021.

Additionally, in March 2021, 54% of sales to individuals were through digital channels, up 70% from March 2020.

This increased engagement through digital channels occurs concurrently with a higher user satisfaction score of digital channels - the NPS (net promoter score) of the super app reached 78 points in March 2021.

Total loan portfolio[1] grew by 15.0% in comparison to the first quarter of 2020, reaching R$906.4 billion in March 2021. This growth was driven by the improved performance for individuals, corporate and Latin America operations, up 9.8%, 11.5% and 21.6%, respectively, on a year-on-year basis. It is worth noting that Latin America operations were mainly impacted by foreign exchange variation.

Low interest rates together with client demand resulted in R$10.3 billion granted in mortgage for individuals and R$6.6 billion in auto loans in the first quarter of 2021, up 216% and 39.4% year-on-year. The bank remains its strategy of integrating ESG (environmental, social and governance) issues into business, by including

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environmental and social assessments in mortgage loan operations for companies and adopting special rates for hybrid and electric vehicles loans.
“In this quarter, we highlight the satisfactory evolution of our provisions for loan losses, as a result of our risk management. We also recorded positive results in the financial margins with clients and with the market. Our strategic cost management provided significant savings in the period, strengthening our commitment with efficiency. Accordingly, this led to a rise of 18.7% in our recurring net income”.
Alexsandro Broedel
Itaú Unibanco’s CFO
As a result of a strategic risk management, cost of credit, which includes provision for loan losses, reduced by 59.2% in the first quarter of 2021 on a year-on-year basis, reaching R$4.1 billion. Between January and March 2021, provision for loan losses was R$4.4 billion, a decrease of 57.3% from the first quarter of 2020 when the macroeconomic scenario significantly changed due to the Covid-19 pandemic.
The 90-day NPL ratio reached 2.3%, remaining stable from the previous quarter and 80 basis points lower when compared to the same period of the previous year.
Non-interest expenses reached R$12.4 billion in the first quarter of 2021, down 6.6% from the previous quarter, mainly driven by lower personnel expenses (seasonally lower in the period), expenses on third-party services, data processing and provisions for labor contingencies. It is worth noting that expenses fell despite increasing business and technology investments, with this reduction driven by our strategic cost management.
Non-interest expenses in Brazil decreased 0.8% on a year-on-year basis. The 3.2% increase in total non-interest expenses is driven by the impact of foreign exchange variation on our Latin America operations.
Client support – Itaú Unibanco remained focused on supporting clients and mitigating the effects of the Covid-19 crisis on their business. Accordingly, the balance of the reprofiled loan portfolio for individuals, very-small and small companies totaled R$ 46.0 billion on March 31, of which R$ 34.8 billion were to individuals and R$ 11.2 to very-small and small companies.
Further information on the Company’s results is available on Itaú Unibanco’s Investor
Relations website:www.itau.com.br/investor-relations.
(1) It includes financial guarantees provided and corporate securities.
Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br;
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